FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2004


                         Commission File Number: 1-14396

               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                 (Translation of registrant's name into English)

        23-24/Floor, East Exchange Tower, 38-40 Leighton Road, Hong Kong
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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                                                                               2


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [X]          No  [_]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_________.



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                                                                               3


Information furnished on this form:

         Announcement, dated April 21, 2004, by the Registrant disclosing the Paid Announcement of Amendments to the Bye-laws and the Notice of Special General Meeting.


                                     EXHIBIT

EXHIBIT NUMBER                                                            PAGE
--------------                                                            ----

1.1      Announcement, dated April 21, 2004, by the Registrant            5
         disclosing the Paid Announcement of Amendments to the Bye-laws and the Notice of Special General Meeting.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                                               (Registrant)




Date: April 22, 2004                  By: /s/ Peter Jackson
                                          -------------------------
                                          Peter Jackson
                                          Chief Executive Officer

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                                                                               5


ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Special General Meeting of the Company will be held at Drawing Room, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Friday, 14th May, 2004 at 11:40 a.m. or so soon thereafter as the annual general meeting of the Company convened for the same date and place shall have concluded or adjourned for the purpose of considering and, if thought fit, passing, with or without amendments, the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT, the Bye-laws of the Company be amended by:

(1) Deleting the existing definition of "Clearing House" in Bye-law 1 and substituting thereof the following:

"Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong
Kong) or a clearing house or authorised shares depositary recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

(2) In Bye-law 1, by deleting the existing definition of "Hong Kong" and substituting thereof the following:"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China;

(3) Adding the following new definitions of "associates" and "Listing Rules" in Bye-law 1:

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                                                                               6


"associates" shall have the meaning as defined in the

Listing Rules;"Listing Rules" shall mean the rules governing the listing of securities made by The Stock Exchange of Hong Kong Limited (as amended from time to time);

(4)    By adding after Bye-law 85 the following new Bye-law 85A:

85A Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

(5    By deleting the existing Bye-law 109 and substituting thereof the following Bye-law 109:

109

(A) Subject to the Companies Act, a Director may hold any other office or place of profit with the Company (except that of Auditors) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration thereof (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for, by or pursuant to any other Bye-law.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditors) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and

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                                                                               7


shall not be liable to account to the Company or the shareholders for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates owns five (5) per cent or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company.

(F) Subject to the Companies Act and to the next paragraph of this Bye-law, no Director or proposed or intended Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the shareholders for any remuneration, profit or other benefits realised by any such contract or arrangement, by reason only of such Director holding that office or the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Bye-law, a general notice to the Board by a Director to the effect that (a) he is a shareholder of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Bye-law in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his associate(s) has/have a material interest, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:

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                                                                               9


(i)    the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:-

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(I) A company shall be deemed to be a company in which a Director together with any of his associates owns five (5) per cent or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company if and so long as (but only if and so long as) he together with his associates are (either directly or indirectly) the holder of or beneficially interested in five (5) per cent or more of any class of the equity share capital of such company (or of any third company through which his interest and/or that of any of his associates is derived) or of the voting rights of any class of shares available to shareholders of the company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associates as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(J) Where a company in which a Director together with any of his associate(s) holds five (5) per cent or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the company is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(K) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to him has not been fairly disclosed to the Board.

(6) By deleting the existing Bye-law 115 and substituting thereof the following:

115 No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registered Office at least seven days before the date of the general meeting. The period for lodgment of the notice required under this Bye-law will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting."

By Order of the Board

DENIS LAU
COMPANY SECRETARY

Hong Kong, 21st April, 2004


Notes:

(1) A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. Proxy forms must be deposited with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited not less than 48 hours before the time for holding the meeting.

(2) The Bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the Special Resolution above on amendments of Bye-laws is purely a translation only. Should there by any discrepancies, the English version will prevail.

(3) The board of directors of the Company comprises Mi Zengxin (Chairman and Non-Executive Director), Romain Bausch (Deputy Chairman and Non-Executive Director), Peter Jackson (Executive Director), William Wade (Executive Director), Robert Bednarek (Non-Executive Director), Ding Yu Cheng (Non-Executive Director), Ju Weimin (Non-Executive Director), Ko Fai Wong (Non-Executive Director), JYrgen Schulte (Non-Executive Director), Edward Chen (Independent Non-Executive Director), R. Donald Fullerton (Independent Non-Executive Director) and Robert Sze (Independent Non-Executive Director).


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                                                                              13


ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

Directors:                                                              Registered Office:
Mi Zengxin, Chairman and Non-Executive Director                              Canon's Court
Romain Bausch, Deputy Chairman and Non-Executive Director               22 Victoria Street
Peter Jackson, Executive Director                                            Hamilton HM12
William Wade, Executive Director                                                   Bermuda
Robert Bednarek, Non-Executive Director
Ding Yu Cheng, Non-Executive Director                            Head Office in Hong Kong:
Ju Weimin, Non-Executive Director                                23rd Floor, East Exchange
Tower
Ko Fai Wong, Non-Executive Director                              38-40 Leighton Road
JYrgen Schulte, Non-Executive Director                           Hong Kong
Edward Chen, Independent Non-Executive Director
R. Donald Fullerton, Independent Non-Executive Director
Robert Sze, Independent Non-Executive Director

Company Secretary:
Denis Lau

AMENDMENTS TO THE BYE-LAWS
ANDNOTICE OF SPECIAL GENERAL MEETING

To Shareholders,

Dear Sirs or Madam,

INTRODUCTION

The purpose of this letter is to provide you with the notice ("Notice") of a special general meeting ("SGM") of the Company to be held at the Drawing Room, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Friday, 14th May, 2004 at 11:40 a.m. or so soon thereafter as the annual general meeting of the Company convened for the same date and place shall have concluded or adjourned at which a special resolution will be proposed to consider and, if thought fit, to approve the amendments to the Company's Bye-laws.

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                                                                              14


AMENDMENTS TO THE BYE-LAWS

The Securities and Futures Ordinance has come into effect on 1st April, 2003. As a result thereof, the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong) (the "repealed Ordinance") was repealed.

Amendments to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") have come into effect on 31st March, 2004. Such amendments relate to corporate governance issues, including voting of members at general meeting and of directors at board meeting on matters in which their associates have a material interest, as well as provisions with which a listed company's constitutional documents should conform as set out in Appendix 3 to the Listing Rules.

The Directors propose to amend the Bye-laws which have made reference to the repealed Ordinance and to comply with the new provisions set out in Appendix 3 to the Listing Rules.

NOTICE OF SPECIAL GENERAL MEETING

The Notice is set out on pages 2 to 4 of this letter.

There is enclosed a form of proxy for use at the SGM. A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. Whether or not you intend to be present at the SGM, you are requested to complete the form of proxy and return it to the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the SGM. The completion and return of the form of proxy will not prevent you from attending and voting in person at the SGM should you so wish.


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RECOMMENDATION

The Directors believe that the proposal mentioned above for the amendments to the Bye-laws of the Company is in the interests of the Company and the shareholders. Accordingly, the Board recommends the shareholders to vote in favour of the special resolution to be proposed at the SGM.

Yours faithfully,
MI ZENGXIN
CHAIRMAN

21st April, 2004

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                                                                              16


NOTICE OF SPECIAL GENERAL MEETING

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS
LIMITED(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

NOTICE IS HEREBY GIVEN that the Special General Meeting of the Company will be held at Drawing Room, Mezzanine Floor, Grand Hyatt Hong Kong, 1 Harbour Road, Hong Kong on Friday, 14th May, 2004 at 11:40 a.m. or so soon thereafter as the annual general meeting of the Company convened for the same date and place shall have concluded or adjourned for the purpose of considering and, if thought fit, passing, with or without amendments, the following resolution as a special resolution:

SPECIAL RESOLUTION

"THAT, the Bye-laws of the Company be amended by:

(1) Deleting the existing definition of "Clearing House" in Bye-law 1 and substituting thereof the following:

"Clearing House" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong
Kong) or a clearing house or authorised shares depositary recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

(2) In Bye-law 1, by deleting the existing definition of "Hong Kong" and substituting thereof the following:"Hong Kong" shall mean the Hong Kong Special Administrative Region of the People's Republic of China;

(3) Adding the following new definitions of "associates" and "Listing Rules" in Bye-law 1:

"associates" shall have the meaning as defined in the Listing Rules;

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                                                                              17


"Listing Rules" shall mean the rules governing the listing of securities made by The Stock Exchange of Hong Kong Limited (as amended from time to time);

(4)    By adding after Bye-law 85 the following new Bye-law 85A:

85A Where any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

(5) By deleting the existing Bye-law 109 and substituting thereof the following Bye-law 109:

109

(A) Subject to the Companies Act, a Director may hold any other office or place of profit with the Company (except that of Auditors) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration thereof (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for, by or pursuant to any other Bye-law.

(B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditors) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(C) A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the shareholders for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in such other company.

The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(D) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates owns five (5) per cent or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company.

(F) Subject to the Companies Act and to the next paragraph of this Bye-law, no Director or proposed or intended Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor

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                                                                              19


shall any Director so contracting or being so interested be liable to account to the Company or the shareholders for any remuneration, profit or other benefits realised by any such contract or arrangement, by reason only of such Director holding that office or the fiduciary relationship thereby established.

(G) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Bye-law, a general notice to the Board by a Director to the effect that (a) he is a shareholder of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this Bye-law in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(H) A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board in respect of any contract or arrangement or proposal in which he or any of his associate(s) has/have a material interest, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters namely:-

(i)    the giving of any security or indemnity either:

(a) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(ii) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iii) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(iv) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:-

(a) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(b) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any

Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(v) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(I) A company shall be deemed to be a company in which a Director together with any of his associates owns five (5) per cent or more of the issued shares of any class of the equity share capital of such company or of the voting rights of any class of shares of such company if and so long as (but only if and so long as) he together with his associates are (either directly or indirectly) the holder of or beneficially interested in five (5) per cent or more of any class of the equity share capital of such company (or of any third company through which his interest and/or that of any of his associates is derived) or of the voting rights of any class of shares available to shareholders of the company. For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associates as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(J) Where a company in which a Director together with any of his associate(s) holds five (5) per cent or more of any class of the equity share capital of such company or of the voting rights of any class of shares available to shareholders of the company is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

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(K)    If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman as known to him has not been fairly disclosed to the Board.

(6) By deleting the existing Bye-law 115 and substituting thereof the following:

115    No person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registered Office at least seven days before the date of the general meeting. The period for lodgment of the notice required under this Bye-law will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting."


By Order of the Board
Denis Lau
Company Secretary
Hong Kong, 21st April, 2004

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Notes:

(1) A member entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. Proxy forms must be deposited with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited not less than 48 hours before the time for holding the meeting.

(2) The Bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the Special Resolution above on amendments of Bye-laws is purely a translation only. Should there by any discrepancies, the English version will prevail.